SCHEDULE 13D

Amendment No. 1
Standard Brands Paint Company
Common Stock
Cusip # 853156107
Filing Fee: No


Cusip # 853156107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,507,616
Item 8:	None
Item 9:	9,532,470
Item 10:	None
Item 11:	9,532,470
Item 13:	41.68%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, CA 90509.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, (the "Fidelity Fund") and by one fund managed by FMTC (the "Fund").

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Fund received 9,497,507 Shares of common stock pursuant to the Company's plan of reorganization filed under Chapter 11 of the United
States Bankruptcy Code  (the "Joint Plan of Reorganization").   The Shares
were received as a distribution in partial exchange for the Company's bank
debt.    1,683,400 of these Shares were in turn immediately distributed to
Martin S. Ackerman for services rendered in advising the Fidelity Fund with respect to the reorganization of the Company. Proceeds from 183,800 Shares sold aggregated approximately $903,937.


	The Fund managed by FMTC received 1,786,213 Shares of common stock pursuant to the Company's Joint Plan of Reorganization. The Shares were received as a distribution in partial exchange for the Company's bank debt. 316,600 of these Shares were in turn immediately distributed to Martin S. Ackerman as described above. Proceeds from 36,200 Shares sold aggregated approximately $178,711.

Item 4.	Purpose of Transaction.

	The Fidelity Fund and the Fund acquired the Shares pursuant to an exchange of bank debt which they had acquired in a privately negotiated purchase from the original holder for equity pursuant to the Joint Plan of Reorganization. The Fidelity Fund and the Fund hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Fund and the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity and FMTC may determine to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Except as set forth in the following paragraph, neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	On January 9, 1995, the Fidelity Fund, the Issuer and Corimon, S.A.C.A., a Venezuela company ("Corimon"), signed a non-binding letter of intent wherein the parties contemplated a major capital restructuring of the Issuer pursuant to which Corimon and Pinnacle Partners, Inc. would acquire approximately 80% of the Shares of the Issuer. Under the terms of the letter of intent, FMR would beneficially own approximately 10% of the outstanding Shares of the Issuer as well as newly issued preferred shares of the Issuer upon completion of the contemplated transactions. The letter of intent also contemplates that the Fidelity Fund would purchase $7 million of the recapitalized Issuer's senior notes. The letter of intent is non-binding and subject to various conditions and approvals, including shareholder approval, and the specific terms discussed in the letter of intent, including those described above, are subject to significant negotiation and final documentation.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 9,532,470 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Fund, 8,024,854 Shares, or approximately 35.09% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Fund, 1,507,616 Shares, or approximately 6.59% of the outstanding Shares of the Company. The number of Shares held by the Fidelity Fund includes
234,376 Shares of common stock resulting from the assumed conversion of 234,376 Warrants dated 7/12/12 (1 share of common stock for each warrant), and the number of Shares held by the Fund includes 74,203 Shares of common stock resulting from the assumed conversion of 74,203 Warrants dated 9/16/12 (1 share of common stock for each warrant). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 9,532,470 Shares, or approximately 41.68% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Fund, and the Fund each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 8,024,854 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Fund, and the Fund each has sole dispositive power over 1,507,616 Shares and sole power to vote or to direct the voting of 1,507,616 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Fund.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	Although the Fidelity Fund and the Fund distributed Shares to Martin S. Ackerman as described in Item 3 for advisory services rendered, there are no present contracts, arrangements, understanding or relationship between Mr. Ackerman and any of FMR, its affiliates, the Fidelity Fund or the Fund with respect to any securities of the Company. Pursuant to the Joint Plan of Reorganization, Mr. Ackerman became a director of the Company on the Plan's effective date.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 6, 1995	By:	/s/Arthur Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR